Exhibit 99.2

TOYO Provides Preliminary, Unaudited and Unreviewed FY2025 Financial Results

TOKYO, March 18, 2026 /PRNewswire/ --  TOYO Co., Ltd (Nasdaq: TOYO) (OTC: TOYWF),  (“TOYO” or the “Company”), a solar solution company, today announced preliminary, unaudited and unreviewed FY 2025 results for the fiscal year ended December 31, 2025. These figures demonstrate solid execution against the Company’s raised full-year outlook from September 2025, fueled by capacity expansions and sustained demand in the global renewable energy market.

FY2025 Preliminary Performance Highlights

●	Revenue: Delivering stronger than expected performance, the Company achieved approximately $427 million, beating the previously updated guidance range of $375–$400 million issued in September 2025 and reflecting substantial year-over-year growth. This was driven by increased production volumes and strong orders from utility-scale and commercial customers worldwide.

●	Solar Cell Shipments: Approximately 4.5 GW, surpassing previously announced full-year target of 4.2–4.4 GW. Key contributors included the successful ramp-up and full utilization of the Company’s 4 GW solar cell facility in Ethiopia, which began commercial production in 2025.

●	Solar module shipments: Approximately 249MW, since commencing commercial production in October 2025.

●	EBITDA: Approximately $96 million, supported by operational efficiencies, improved margins from scaled production, and cost optimizations across the supply chain.

●	Net Income: Approximately $38 million. Net income includes a one-time share-based compensation of approximately $14 million. These preliminary results underscore TOYO’s progress in building a resilient, vertically integrated solar value chain, with strategic facilities in Ethiopia and the United States enhancing supply chain security and competitiveness amid evolving trade dynamics.

“2025 was a transformative year for TOYO, as we delivered on our elevated guidance and made meaningful strides in global manufacturing scale,” said Takahiko Onozuka, Chairman and CEO of TOYO. “The rapid ramp of our Ethiopia cell facility has strengthened our position to meet rising demand for reliable, cost-effective solar solutions. We are focused on further integration, innovation, and sustainable expansion to create long-term value for shareholders and stakeholders in the clean energy transition.”

Earnings Call Schedule

TOYO will host the FY2025 financial results earnings conference call on March 31st, 2026, 8:30 am ET.

Date: Tuesday, March 31, 2026

Time: 8:30 AM ET

Live Webcast: https://events.q4inc.com/attendee/197358704

The FY 2025 earnings release and related investor deck will be available on the investor relations website at investors.toyo-solar.com prior to the event.

The dial in numbers for the conference call will be as follows:

Participant Toll-Free Dial-In Number: (800) 715-9871

Participant Toll Dial-In Number: (646) 307-1963

Japan - Tokyo: +81.3.4578.9081

Conference ID: 7240281

About TOYO Co., Ltd.

TOYO is a solar solutions company committed to becoming a full-service solar solutions provider in the global market, integrating upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells at a competitive scale and cost.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in TOYO’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in TOYO’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. TOYO specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contact Information:

For TOYO Co., Ltd.
IR@toyo-solar.com

Crocker Coulson
Email: crocker.coulson@aummedia.org
Tel: (646) 652-7185